SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

13 December 2021
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 13 December 2021 re: Bank of England Stress Test Passed

13 December 2021

LLOYDS BANKING GROUP PASSES BANK OF ENGLAND STRESS TEST

Lloyds Banking Group (the Group), together with seven other financial institutions in the UK, has been subject to the 2021 solvency stress test, conducted by the Bank of England (BoE).

The Group has passed the stress test on both fully-loaded (non-transitional) and transitional IFRS 9 bases, with the BoE calculating the Group's CET1 ratio after the application of management actions as 7.8 per cent, against the reference rate of 7.7 per cent. Despite the hypothetical severity of the stress test scenario, the Group exceeds the capital reference rate after the application of management actions and without the conversion of AT1 securities into equity (which contributed 2.1 percentage points of capital in the 2019 exercise). The fully-loaded capital drawdown of 830 basis points, excluding transitional relief, represents a significant 3.3 percentage point improvement (i.e. reduction) in the fully-loaded capital depletion compared to the 2019 stress test, as a result of the continued improvement in the quality of the portfolio, capital base and different stress conditions. Given this performance, the Group is not required to take any capital actions.

This year's stress test assumes a significant slowdown in economic activity, on top of the economic impact of the Covid 19 pandemic through 2020. This is one of the most severe stress tests that the Group has faced, including a significant hypothetical capital depletion in the first two years, followed by a steep recovery in most macroeconomic indicators thereafter. Whilst there is no significant market risk stress, this scenario includes a severe UK deterioration which particularly impacts the Group as it combines negative rates, in conjunction with significant falls in property prices and GDP. In particular, base rates are assumed to fall below zero in 2021 and remain negative until 2024, unemployment increases to a peak of 11.9 per cent in the fourth quarter of 2021, 2.7 percentage points higher than the peak in the 2019 stress test, whilst UK house and commercial property prices both fall 33 per cent. GDP reduces by 9 per cent in the first year and, combining the stress scenario with the economic decline in 2020, implies a cumulative three-year loss of 37 per cent of 2019 UK GDP.

In line with previous tests, this year's stress test runs under the IFRS 9 accounting standard and requires the immediate recognition of expected losses on a perfect foresight basis, rather than reflecting incurred losses. The BoE assesses the stress test results on an IFRS 9 transitional basis, in line with the phased implementation approach. Results are also shown on an IFRS 9 fully-loaded basis. The low point post-management actions is the same in both cases given the unwind of the 2020 transitional relief in the fully-loaded view.

The Group's capital position remains strong, having reported a CET1 ratio of 17.2 per cent and a UK leverage ratio of 5.8 per cent, post dividend accrual, at 30 September 2021. The Group also continues to be strongly capital generative with capital build for the first nine months of the year of 159 basis points. As indicated previously, any return of excess capital will be considered at year end.

Further details

Details of the BoE's approach to the stress test and the detailed results in relation to all participating financial institutions are available from the BoE website.

For further information:

Investor Relations
Douglas Radcliffe	+44 (0) 20 7356 1571
Group Investor Relations Director
douglas.radcliffe@lloydsbanking.com

Corporate Affairs
Matt Smith	+44 (0) 20 7356 3522
Head of Media Relations
matt.smith@lloydsbanking.com

FORWARD LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as, without limitation, 'believes', 'achieves', 'anticipates', 'estimates', 'expects', 'targets', 'should', 'intends', 'aims', 'projects', 'plans', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'may', 'seek', 'estimate', 'probability', 'goal', 'objective', 'deliver', 'endeavour', 'prospects', 'optimistic' and similar expressions or variations on these expressions are intended to identify forward looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group's future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group's future financial performance; the level and extent of future impairments and write-downs; the Group's ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact; expectations about the impact of COVID-19; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; market related risks, trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; potential changes in dividend policy; the ability to achieve strategic objectives; management and monitoring of conduct risk; exposure to counterparty risk; credit rating risk; instability in the global financial markets, including within the Eurozone, and as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and the effects of the EU-UK Trade and Cooperation Agreement; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural pandemic (including but not limited to the COVID-19 pandemic) and other disasters; inadequate or failed internal or external processes or systems; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; risks relating to sustainability and climate change (and achieving climate change ambitions), including the Group's ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; projected employee numbers and key person risk; the impact of competitive conditions; and exposure to legal, regulatory or competition proceedings, investigations or complaints. A number of these influences and factors are beyond the Group's control.  Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC's website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 13 December 2021